Part I, Identifying Information

Item 6. Provide, if any, the website URL of the NMS Stock ATS:

https://www.citibank.com/icg/about/disclosures/

https://www.citibank.com/mss/products/equities/e_trading/ liquidity.html

8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers. (See Exhibit 1)

·   Select if, in lieu of filing, CITI-ONE ATS certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners. (See Exhibit 2)

·   Select if, in lieu of filing, CITI-ONE ATS certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

<mark>Yes</mark> No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Many Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to a CGMI Algorithm. The determination as to whether a CO is sent to CitiBLOC on behalf of a CGMI affiliate is made by the CGMI Algorithm. CGMI Affiliates are authorized to act as broker dealers or banks (or the local equivalent). Each Affiliate may enter orders for its Clients acting as agent, or may enter orders for its account as principal. Given that orders entered by an Affiliate are entered through CGMI, the applicable MPID is SBSH.

The following CGMI Affiliates can access CitiBLOC through CGMI:

(a) U.S. BANKS -- Citibank, N.A., Citicorp North America, Inc., Citicorp Trust Delaware, National Association, Citicorp Trust South Dakota, Citicorp Banking Corporation

(b) NON-U.S. BANKS -- Citigroup Global Markets India Private Limited, Citigroup Global Markets Malaysia Sdn. Bhd., Citigroup Global Markets Singapore Securities Pte. Ltd., Citigroup Chile S.A., ~~Citigroup Financial Products Israel Limited~~, ~~AO Citibank, Banco Citibank S.A.,~~ Banco Nacional de Mexico, S.A., Citibank (Switzerland) AG, Citibank Canada, Citibank Europe plc, Citibank Korea Inc., Citibank Maghreb S.A., Cititrust (Bahamas) Limited, Dom Maklerski Banku Handlowego S.A., Citibank Investments Limited, Citicorp Finance (India) Limited~~, Cititrust Limited~~.

 ~~(c) U.S. BROKER DEALERS -- Citigroup Global Markets Inc., Citigroup Derivatives Markets Inc.~~

(d~~c~~) NON-U.S. BROKER DEALERS -- Acciones y Valores Banamex, S.A. de C.V. Casa de Bolsa, Integrante del Grupo Financiero Banamex, Banchile Corredores de Bolsa S.A., Citicorp Securities (Thailand) Limited, Citigroup Global Markets (Proprietary) Limited, Citigroup Global Markets Asia Limited, Citigroup Global Markets Australia Pty Limited, Citigroup Global Markets Brasil, Corretora De Cambio Titulos E Valores Mobiliarios S.A., ~~Citigroup Global Markets Canada Inc., Citigroup Global Markets Deutschland AG,~~ Citigroup Global Markets Hong Kong Limited, Citigroup Global Markets Japan Inc., Citigroup Global Markets Korea Securities Limited, Citigroup Global Markets Limited, Citigroup Global Markets Taiwan Securities Company Limited, ~~PT Citigroup Sekuritas Indonesia,~~ Seguros Banamex, S.A. de C.V., Integrante del Grupo Financiero Banamex, Citigroup Global Markets Europe AG

(e~~d~~) INVESTMENT MANAGERS -- Citigroup Global Markets Financial Products LLC, Citigroup First Investment Management Limited, Citigroup Global Markets Mauritius Private Limited,~~-~~ Prime Reinsurance Company, Inc.

(f~~e~~) INVESTMENT FUNDS -- Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Private Equity LP., CVCIGP II Employee Rosehill Limited

(g) HOLDING COMPANIES — Citigroup Global Markets Holdings Inc., Citibank Overseas Investment Corporation, Citigroup Financial, Products Inc., Citicorp Funding, Inc.

Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

CitiBLOC is owned and operated by CGMI, which is responsible for the business-related aspects of CitiBLOC, including execution, trading, clearing and settlement of transactions.

CitiBLOC considers Subscribers' Identities, COs, Invitations to Firm-up, Firmed-up Orders, executions and reports related to such ATS data to be confidential trading information.

Access to CitiBLOC confidential trading information is limited to the ATS Supervisor that is dedicated to CitiBLOC and various groups of shared employees that service CitiBLOC from CGMI, or a CGMI Affiliate that have been approved for access to ATS confidential trading information in order to support the operation and compliance of the ATS. Centralized support functions are performed by shared employees of CGMI or an Affiliate including Business Management, Legal, Compliance, Operations, and Technology.

Described below are groups of shared employees of CGMI, or an Affiliate, that provide business and trading-related services to CitiBLOC, similar to the services those shared employees provide to CGMI, or an Affiliate.

Shared employees within the business include (i) Equities~~CGMI~~ Management ~~(Head of the Americas Electronic Equities Trading and direct Manager of ATS Supervisor)~~,(ii) **Equity Risk & Controls (ERC**) ~~Business Controls and Supervision (BCS),~~ (iii) ~~Business Unit Management (BUM), (iv)~~ U.S. Connectivity and (iv) Cash Sales Trading, Cash Trading and EE Coverage.

~~CGMI~~ EQUITIES MANAGEMENT is responsible for managing the overall equities business and may assist the ATS Supervisor (or approved Series 24 Delegate) with general business matters as part of their role in overseeing CGMI's equities business. Such Equities Management personnel receive aggregated historical CitiBLOC data in order to understand the scope and scale of CitiBLOC as one of CGMI's equity execution service offerings, and in furtherance of their responsibilities to oversee CGMI's equities business. Equities Management is not involved in day-to-day operations of CitiBLOC, however issues requiring escalation, including potential technology-related execution errors, may be directed to these personnel and they may have access on an as needed basis to intraday and/or historical order and matching information to assist with review and resolution of such escalations.

~~specific to CitiBLOC refers to the Head of Electronic Equities (EE) Trading and the direct Manager of ATS Supervisor as they assist the ATS Supervisor with general business matters and overall management of CitiBLOC.~~

EQUITY RISK and CONTROLS (ERC) ~~BUSINESS CONTROLS and SUPERVISION (BCS)~~ is a first line of defense function, with primary responsibility for guiding the risk management activities of the business. ~~BCS~~ ERC receives certain CitiBLOC supervisory reports on a post trade date (T+1) basis and reviews these reports for accuracy, escalating exceptions to the ATS Supervisor.

~~A BUSINESS UNIT MANAGER from within the Business Unit Management group, in conjunction with the Billing team, is responsible for preparing monthly invoices for CitiBLOC broker dealer Subscribers.~~

U.S. CONNECTIVITY is responsible for gathering prospective Subscriber documentation for onboarding new ATS Subscribers and providing Level 1 support pertaining to connectivity, orders and executions. This group also monitors orders and execution related information, inputs approved Market Access Rule limits and trouble-shoots system issues.

CASH SALES TRADING, CASH TRADING and EE COVERAGE, as noted in Part II, Item 1(a), is responsible for providing CGMI Clients order routing and execution coverage and support intraday. Algorithmic orders sent by CGMI Clients are then transmitted by the Algorithm to various exchanges and ATSs, including CitiBLOC.

Various technology-related groups, (e.g. FIX Engineering, Production Support, Application Development including Quality Assurance, Infrastructure and Data Warehouse) -- operated by the following Affiliates, Citibank N.A. (CBNA), Citi Technology Inc. (CTI), and Citi Canada Technology Services ULC -- are responsible for the development, operation, monitoring and stability of the infrastructure of CGMI business applications, including CitiBLOC. CitiBLOC is supported and maintained by shared employees from Affiliates, whose technology roles are described below:

FIX ENGINEERING is responsible for FIX certification and the technical components of the onboarding ATS process, deploying and releasing system changes, testing system functionality and providing Level 2 support. FIX Engineering is also responsible for creating new Subscriber sessions, as well as updating and maintaining Subscriber configurations which include segmentation (monthly Subscriber Rankings), Do Not Cross Principal (DNCP) lists and self-match prevention lists. FIX Engineering has access to FIX logs and the real-time Production Environment to support the operation and connectivity of CitiBLOC.

PRODUCTION SUPPORT is responsible for monitoring the health and performance of the real-time system and providing Level 2 support. Production Support has access to the CGMI trade reporting application pertaining to CitiBLOC (See Part II, Item 7(a)), CitiBLOC FIX logs as well as real-time and post-trade confidential trade information pertaining to CitiBLOC to support the operation and infrastructure of CitiBLOC.

APPLICATION DEVELOPMENT group is responsible for designing, developing, testing and implementing CGMI trading system enhancements related to regulatory and functional changes. The Application Development team creates JIRA tickets for tracking bugs and enhancements to graphical user interfaces. This team also tracks and maintains application development (software) changes to CitiBLOC, produces technical-related documentation (e.g. release notes) and provides Level 3 support. The Application Development Team has access to CitiBLOC FIX logs as well as real-time and post-trade confidential trade information pertaining to CitiBLOC to support the development and operation of the ATS.

INFRASTRUCTURE group is responsible for the hardware, network and interacting with the third-party datacenter provider (Equinix). Network engineers are responsible for the stability and reliability of the infrastructure, including hardware, of the CitiBLOC Crossing Platform.

DATA WAREHOUSE team is responsible for CGMI's post-trade date (T+1) data repository. The database contains transactional-related data. CitiBLOC data is segregated from other CGMI data within the database.

MARKET OPERATIONS is responsible for booking, processing, allocating and the settlement of CGMI executions, including CitiBLOC. This group has access to post-trade confidential trading information to fulfill the responsibilities performed by the middle office.

VARIOUS CONTROL FUNCTIONS consisting of certain shared employees within Legal, Compliance Billing, and Audit and Risk provide ancillary support to the ATS. The Various Control Functions listed below have access to CitiBLOC post-trade confidential trading information.

LEGAL is responsible for providing legal advice.

COMPLIANCE provides guidance and oversees CitiBLOC adherence to rules and regulations pertaining to ATSs and relevant trading initiatives. Compliance also assists the Business with regulatory research and inquiries, regulatory reporting matters (i.e. ~~OATS~~CAT, Form ATS-R, Electronic Blue Sheets, etc.) and surveillance of the CitiBLOC.

BILLING, AUDIT and RISK have the ability to review confidential trading information on a post execution basis.

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION -- CitiBLOC is comprised of standalone hardware (i.e., servers) and application software (collectively, the "Crossing Platform"). CitiBLOC does not share the Crossing Platform with any other CGMI systems; however, the Crossing Platform resides in the same datacenter (Equinix, NY4) cage as other CGMI systems.

As referenced below, CGMI maintains policies and standards designed to limit sharing of confidential information of Citi and of Citi's clients to those that have a "need-to-know" in order to support the operation and compliance of the ATS. In addition, as referenced below, CitiBLOC has written procedures in conjunction with a plan of supervision designed to ensure compliance with applicable industry rules and regulations with respect to supporting the operation and compliance of the ATS.

CitiBLOC considers Subscribers' Identities, COs in CitiBLOC, Invitations to Firm-up in CitiBLOC, Firmed-up Orders in CitiBLOC, executions in CitiBLOC and reports relating to the foregoing ATS data to be Subscriber confidential trading information.

Access to Subscriber confidential trading information is limited to those that have been approved for access to Subscriber confidential trading information that have a "need-to-know" in order to support the operation and compliance of the ATS and they may use that access for the sole purpose of their ATS responsibilities.

Below are references to functional groups and systems that have access to Subscriber confidential trading information, as well as an overview of the applicable safeguards and oversight procedures regarding Subscriber confidential trading information.

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION -- CGMI has a dedicated CitiBLOC employee and shared employees from CGMI, or an Affiliate, as described in Part II, Item 6(a). These employees have access to confidential trading information in order to support the operation and compliance of the ATS, and are prohibited from sharing confidential trading information with Persons not authorized to receive such information. CitiBLOC does not provide Subscriber confidential trading information to CGMI business units for the purpose of principal trading or any other purpose.

SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION -- All COs that enter CitiBLOC pass through CGMI's direct gateway. This direct gateway does not communicate confidential trading information to any other CGMI system. It is the only gateway into CitiBLOC.

COs sent through direct FIX connectivity to CitiBLOC do not pass through any CGMI system.

CGMI trading systems used by shared employees within Cash Sales Trading, Cash Trading and EE Coverage, as described in response to Part II, Item 6(a), can transmit confidential trading information to the extent orders handled by the Cash Sales Trading, Cash Trading and EE Coverage are routed to CitiBLOC. These systems convey information to those shared employees with respect to where their Clients' orders were routed or executed, which involve various market centers, including CitiBLOC.

To the extent that CGMI's Algorithms route COs on behalf of CGMI, CGMI Clients, or CGMI Affiliates to CitiBLOC (see Part III, Item 5), CGMI's Algorithms access and transmit confidential trading information relating to such COs. CGMI's Algorithms make subsequent routing decisions based upon orders previously placed by Algorithms. Responses received pertaining to previously placed orders are used to update statistics (e.g. hit rate, fill rate) and to maintain status of whether most recent order placements resulted in a complete execution, partial execution or no execution. This information is maintained by symbol and side across all venues including CitiBLOC and used as a factor in subsequent allocation decisions.

CitiBLOC executions (trade reports) are electronically reported to the FINRA/Nasdaq trade reporting facility (TRF) in Carteret through Citi's trade reporting services. As an alternative, CitiBLOC has the ability to submit trade reporting to the back-up FINRA/Nasdaq TRF in Chicago. This trade reporting service provides limited shared employees (e.g. Production Support) the ability to manually enter, modify, cancel and upload trade reports in the event the automated trade reporting fails.

CBNA maintains a database that contains transaction related data. CitiBLOC data is segregated from other CGMI data.

The CitiBLOC employee and shared employees of the ATS leverage a proprietary application for real-time monitoring. FIX Engineering, Production Support, U.S. Connectivity and the ATS Supervisor use this application to query and monitor Subscribers' COs, Invitations to Firm-up, Firmed-up Orders and Executions. This real-time monitoring tool is also used to monitor the health of CitiBLOC and the FIX gateway (e.g. alerts for rejects, market conditions and RegSHO messages). In addition, shared employees also leverage third-party monitoring tools to monitor various components of infrastructure, related to the Crossing Platform.

SAFEGUARDING AND OVERSEEING SUBSCRIBER CONFIDENTIAL TRADING INFORMATION -- Access to CitiBLOC Crossing Platform, relevant CGMI applications to CitiBLOC, and Subscriber Confidential Trading Information:

Pursuant to CitiBLOC's plan of supervision and in conjunction with CitiBLOC's written procedures with respect to supporting the operation and compliance of the ATS, requests for access to the CitiBLOC Crossing Platform must be submitted through a formal process and are subject to approval by the ATS Supervisor (see Part II, Item 7 (d)). The ATS Supervisor is responsible for determining whether requesting personnel are required to gain access to support the operation or compliance of the ATS prior to access being approved.

Shared employees requesting access to CitiBLOC are also required to obtain approval from their direct manager, the CitiBLOC Application (Technology) Owner and then the ATS Supervisor (or approved Series 24 delegate). Any CitiBLOC employee or shared employee seeking access to CitiBLOC data must submit a request through Citi's Marketplace ("CMP") for a specific role. The role chosen determines the type of access in consideration to be approved. The ATS Supervisor (or approved Series 24 delegate) must review any request as the final approver before a Person is approved for access to CitiBLOC data. In reviewing access requests, the ATS Supervisor (or approved Series 24 delegate) considers factors including the employee's current role and whether the employee performs a function related to CitiBLOC. An employee request to gain access may be denied if their access is deemed to be unnecessary or inappropriate with respect to supporting the operation and compliance of the ATS.

Additionally, approved access requests are subject to a quarterly review by the ATS Supervisor (or approved Series 24 delegate) to confirm the appropriateness of access to CitiBLOC data. Access to CitiBLOC data is removed with respect to any employee previously classified as a shared employee at CitiBLOC whose role has changed to a role where access to CitiBLOC data is unnecessary or inappropriate or any employee who has been inactive, transferred or terminated.

Also pursuant to CitiBLOC's plan of supervision and in conjunction with its written procedures, a group consisting of the ATS Supervisor, Legal, Compliance, Technology and Business Management gather monthly for a CitiBLOC governance meeting to review and confirm the appropriateness of shared employees' access to CitiBLOC data. In addition to reviewing who has access to CitiBLOC data, Subscriber response ratios including Ranks, previous months' ATS performance, considerations for material or non-material technology or business related changes, regulatory updates, compliance and legal matters are amongst the primary topics discussed.

CGMI employee entitlements are captured in an internal system, Enterprise Entitlement Review System (EERS). Citi managers that have direct reports that have been approved for access to Subscriber confidential trading information must review their employee application entitlements at a minimum semi-annually. The CitiBLOC Supervisor is required to attest CitiBLOC shared employees entitlements have been reviewed in a timely basis by the shared employees' direct manager.

Pursuant to CitiBLOC's plan of supervision and in conjunction with CitiBLOC's written procedures, the ATS Supervisor (or approved Series 24 delegate) also conducts semi-annual reviews to ensure managers of CitiBLOC shared employees are reviewing entitlements of the shared employees, and the ATS shared employees only have access to ATS applications that are appropriate and necessary for their roles with respect to supporting the operation and compliance of the ATS.

PERSONAL TRADING RESTRICTIONS: Citi employees, including those with access to Subscriber confidential trading information, are subject to Citi policies that prohibit personal trading based on non-public or other confidential information.

Citi has a Personal Trading and Investment Policy that defines permitted and prohibited trading and investment activities, preclearance requirements, and requirements regarding the maintenance, disclosure and surveillance of a personal brokerage or trading accounts.

Employees and their families ("related persons") may only trade securities in Firm-approved outside brokerage accounts, and they are not allowed to use any confidential information for personal trading.

Employees (depending on their role) must enter a pre-approval request to trade via the Citi Employee Due Diligence (EmDD) system for every purchase and sale of a security executed in an employee investment account, which among other things, requires the approval of the employees' direct manager.

Employees' personal investment positions are subject to a holding period.

Employees are generally restricted from trading New Issues and in certain trading strategies involving Citi securities. Personal trades in securities or related derivatives on the Firm's Restricted List may be prohibited.

Prior to approving or rejecting any personal trading request, each employees' manager considers various factors that touch upon how closely related the proposed trade is to the employee's daily business activities. The employees' manager considers whether the proposed transaction potentially raises a conflict of interest or is otherwise not in the best interests of Citi.

Trading activity of employees of CGMI is reviewed by the employees' manager via the Citi Employee Due Diligence (EmDD) system to ensure that Subscriber confidential information is not used for employee personal trading. During the review of employee trading activity, managers of the employee look for pre-approvals, indications of improper trading activity that might interfere with such person's job responsibilities and excessive trading. CGMI's Employee Trading Surveillance Team also monitors activity in employee personal trading accounts. The ATS Supervisor and CitiBLOC shared employees are subject to the CGMI employee trading policy and are monitored on a regular basis via the CGMI Employee Due Diligence (EmDD).

On an annual basis, CGMI employees must confirm through the EmDD platform that the information about their reportable accounts on record is accurate, as well as certify that they understand, and will abide by, Citi's Employee Trading Policy.

Pursuant to CitiBLOC's plan of supervision and in conjunction with CitiBLOC's written procedures, the ATS Supervisor (or approved Series 24 delegate) conducts a monthly review of the employee's managers of the ATS shared employees to ensure that they are conducting their reviews of employee personal trading in a timely manner.

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, Citi employees are required to read and comply by the Citigroup Code of Conduct, which includes provisions that address safeguarding confidential information of Citi and others.

Pursuant to CitiBLOC's plan of supervision and in conjunction with its written procedures, on a semi-annual basis, the CitiBLOC ATS Supervisor (or approved Series 24 delegate) attests that ATS shared employees have completed assigned annual compliance training which covers safeguarding confidential trading information.

CYBER RISK: Citi has adopted and implemented an intelligence-led strategy to establish, implement, review, and adjust its approach to manage cyber risks. The intelligence-led strategy is supported by corresponding information security programs, policies and procedures, governance and management structures, reporting, and metrics. This strategy is applicable to CitiBLOC.

MANDATORY ABSENCE: Pursuant to Citi Mandatory Absence Policy, employees who have the authority to execute transactions on behalf of CGMI and its Clients, or authority to make entries in Citi's books and records, as well as positions that can authorize, approve, or otherwise directly cause such activities to occur are subject to a mandatory absence. The objective of the policy is for employees to be absent from sensitive positions for a prescribed period of time. The CitiBLOC ATS Supervisor attests annually that the ATS ~~shared employees~~Supervisor (and approved Series 24 Delegate) who are subject to the Citi Mandatory Absence Policy have satisfied their mandatory absence requirement.